TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES:
CUSTOMERS AND EMPLOYEES:



     Data General reported a net loss of $48.0 million, or $1.35 per share, including a restructuring charge of $35.0 million, for its second quarter of fiscal 1994, which ended March 26, 1994. For the second quarter last year, the company reported a net loss of $7.6 million, or $.22 per share.

     Revenues for the second quarter were $282.9 million, an increase of 8.0 percent over the first fiscal quarter. For the comparable quarter last year the company reported revenues of $267.4 million.

     We are encouraged that our total revenues increased year over year as well as compared to the prior quarter. Our AViiON(R) product line provided strong revenue growth. Additionally, in Europe, while certain geographies continue to be under severe economic and competitive pressure, total revenues recovered somewhat from the disappointing levels of the first quarter. We are also now starting to see a solid and growing revenue contribution from our CLARiiON(TM) storage line.

     Revenues from sales of our proprietary systems represented just 14 percent of our total product revenues during the quarter. During the same quarter a year ago, revenues from the sales of proprietary systems were 29 percent of total product revenues. While we have made significant progress toward becoming a supplier of open systems products and services, we continue to have a cost structure that is out of line with an open systems business model.

     We have, therefore, identified additional cost reduction steps which include further worldwide workforce reductions. Assuming we can continue to grow revenues, the cost actions we have initiated will help us achieve our objective of returning to profitability.

     We expect that by the end of the fiscal 1994 the number of employees will be between 5,500 and 5,700. At the beginning of fiscal 1994, the number was 6,550.

     We continue to focus on balance sheet management. Data General's financial position remains strong with cash and marketable securities of $190.2 million at the end of the second quarter, an increase of $22.2 million from the first quarter.

     We are pleased with the recognition and acceptance that our AViiON family continues to receive. AViiON received another honor recently when the product line was rated number one in customer satisfaction for the second consecutive year in a survey of RISC-based server users conducted by Computerworld, a leading industry publication.

     Approximately 75 percent of AViiON revenues during the quarter were produced by the newest generation of systems, particularly our high-end AV 9500 and AV 8500 systems. We expect that percentage will increase this quarter as we begin shipping our most powerful AViiON, the 16-processor AV 9500.

     In just five years, the company has established an installed base of 25,000 AViiON systems, with a total value of about $1.25 billion.

During the quarter, we strengthened the AViiON line with the announcement of a new clustered capability, AV Clusters, that allows 24-hours-per day, 365-days-per year access to data. We call this Global Availability.

     In addition, our CLARiiON Business Unit announced several new reseller agreements during the quarter, including stategic partnerships with Memorex Telex N.V. and Amdahl Corporation, for CLARiiON storage systems. The Memorex agreement extends CLARiiON's market penetration into the IBM AS/400 customer base while the Amdahl agreement expands CLARiiON's position in the Sun Microsystem SPARCserver marketplace. We also extended the CLARiiON line to support both NT and Netware-based servers. CLARiiON can now support the industry's broadest range of systems, from networked PCs to mainframes.

     For the first six months of fiscal 1994, Data General reported a net loss of $69.1 million, or $1.95 per share, including the restructuring charge. For the same period last year, the company reported a net loss of $6.8 million, or $.20 per share.

     Revenues for the first two quarters of 1994 totaled $544.1 million, essentially the same as the comparable period last year.

     The revenue improvement during the second quarter reinforces our belief in our product and marketing strategy. We are cautious for the short-term, particularly as the third quarter has traditionally been a weak quarter for us. But looking beyond that, our proven ability to grow revenues with world-class products and services for the open system market, together with aggressive management of our cost structure, should result in meeting our objective of returning to profitability.


Respectfully submitted,

(signature)

Ronald L. Skates

President and Chief Executive Officer

May 2, 1994



DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)


                                     Quarter Ended       Six Months Ended
in thousands, except               Mar. 26,  Mar. 27,   Mar. 26,  Mar. 27,
net loss per share                  1994       1993      1994       1993

Revenues:
  Product . . . . . . . . . . . . $184,335   $167,341  $348,032   $342,990
  Service . . . . . . . . . . . .   98,592    100,117   196,122    204,108

    Total revenues. . . . . . . .  282,927    267,458   544,154    547,098

Costs and expenses:
  Cost of product revenues. . . .  122,814    102,238   234,417    205,979
  Cost of service revenues. . . .   62,970     58,126   120,526    117,734
  Research and development. . . .   22,720     25,941    46,236     51,853
  Selling, general, and
   administrative . . . . . . . .   87,037     85,847   174,060    172,073
  Restructure charge. . . . . . .   35,000         --    35,000         --

    Total costs and expenses. . .  330,541    272,152   610,239    547,639

Loss from operations. . . . . . .  (47,614)    (4,694)  (66,085)      (541)


Interest income . . . . . . . . .    1,317      2,126     2,771      4,298
Interest expense. . . . . . . . .    3,545      3,613     7,019      7,379
Other income. . . . . . . . . . .    2,353         --     2,353         --

Loss before income taxes. . . . .  (47,489)    (6,181)  (67,980)    (3,622)
Income tax provision. . . . . . .      500      1,400     1,100      3,200

Net loss. . . . . . . . . . . . . $(47,989)  $ (7,581) $(69,080)  $ (6,822)

Net loss per share. . . . . . . .   $(1.35)    $(0.22)   $(1.95)    $(0.20)

Weighted average shares outstand-
  ing, including common stock
  equivalents where applicable. .   35,649     34,302    35,491     34,845


No cash dividends have been declared or paid since inception.

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.

DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS



                                                         (Unaudited)
                                                           Mar. 26,   Sept. 25,
dollars in thousands                                         1994        1993

Assets
Current assets:
  Cash and temporary cash investments . . . . . . . . . . $128,781    $119,560
  Marketable securities . . . . . . . . . . . . . . . . .   61,385      72,395
  Receivables, net. . . . . . . . . . . . . . . . . . . .  269,867     285,481
  Inventories . . . . . . . . . . . . . . . . . . . . . .  110,014     101,827
  Other current assets. . . . . . . . . . . . . . . . . .   35,320      32,397

    Total current assets. . . . . . . . . . . . . . . . .  605,367     611,660

Property, plant, and equipment, net . . . . . . . . . . .  175,859     177,551
Other assets. . . . . . . . . . . . . . . . . . . . . . .   73,482      77,118

                                                          $854,708    $866,329

Liabilities and stockholders' equity
Current liabilities:
  Notes payable . . . . . . . . . . . . . . . . . . . . . $  2,272    $  2,267
  Accounts payable. . . . . . . . . . . . . . . . . . . .  109,042      85,571
  Other current liabilities . . . . . . . . . . . . . . .  239,945     215,070

    Total current liabilities . . . . . . . . . . . . . .  351,259     302,908

Long-term debt. . . . . . . . . . . . . . . . . . . . . .  158,357     158,352

Other liabilities . . . . . . . . . . . . . . . . . . . .   32,141      27,992

Stockholders' equity:
  Common stock:
    Outstanding -- 35,869,000 shares at Mar. 26, 1994
    and 35,267,000 shares at Sept. 25, 1993 (net of
    deferred compensation of $10,634 at Mar. 26, 1994
    and $11,619 at Sept. 25, 1993). . . . . . . . . . . .  428,793     422,589
  Accumulated deficit . . . . . . . . . . . . . . . . . .  (98,310)    (29,230)
  Cumulative translation adjustment . . . . . . . . . . .  (17,532)    (16,282)

    Total stockholders' equity. . . . . . . . . . . . . .  312,951     377,077

                                                          $854,708    $866,329



The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.

DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)


                                                           Six Months Ended
                                                          Mar. 26,    Mar. 27,
in thousands                                                1994        1993

Cash flows from operating activities:
  Net loss. . . . . . . . . . . . . . . . . . . . . . . .$(69,080)    $ (6,822)
  Adjustments to reconcile net loss to
   net cash provided from (used by) operating activities:
    Depreciation. . . . . . . . . . . . . . . . . . . . .  40,252       41,725
    Amortization of capitalized software development costs  8,959        7,892
    Other non-cash items, net . . . . . . . . . . . . . .  17,004       17,866
    Change in operating assets and liabilities. . . . . .  51,546      (18,951)

    Net cash provided from operating activities . . . . .  48,681       41,710

Cash flows from investing activities:
  Expenditures for property, plant, and equipment . . . . (47,714)     (51,195)
  Net proceeds from (purchases of) marketable securities.  11,010       (5,897)
  Capitalized software development costs. . . . . . . . .  (9,000)     (10,658)
  Net proceeds from (purchases of) investments. . . . . .   3,793           --

    Net cash used by investing activities . . . . . . . . (41,911)     (67,750)

Cash flows from financing activities:
  Cash provided from stock plans. . . . . . . . . . . . .   3,629        5,845
  Increase in notes payable . . . . . . . . . . . . . . .      --           47
  Repayment of long-term debt . . . . . . . . . . . . . .  (1,234)          --

    Net cash provided from financing activities . . . . .   2,395        5,892

Effect of foreign currency rate fluctuations
  on cash and temporary cash investments. . . . . . . . .      56       (5,824)

Increase (decrease) in cash and
  temporary cash investments. . . . . . . . . . . . . . .   9,221      (25,972)
Cash and temporary cash investments - beginning of period 119,560      139,445

Cash and temporary cash investments - end of period . . .$128,781     $113,473

Supplemental disclosure of cash flow information:
  Interest paid . . . . . . . . . . . . . . . . . . . . .$  6,513     $  6,615
  Income taxes paid . . . . . . . . . . . . . . . . . . .$  1,232     $  1,501

Certain prior year amounts have been reclassified to conform to current year presentation.

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.

DATA GENERAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)


Note 1.  Consolidated Balance Sheet Details

                                                          Mar. 26,   Sept. 25,
in thousands                                                1994        1993

Inventories:
  Raw materials . . . . . . . . . . . . . . . . . . . . . $  8,084    $  6,665
  Work in process . . . . . . . . . . . . . . . . . . . .   31,408      27,778
  Finished systems. . . . . . . . . . . . . . . . . . . .   33,995      31,566
  Field engineering parts and components. . . . . . . . .   36,527      35,818
                                                          $110,014    $101,827

Property, plant, and equipment:
  Property, plant, and equipment. . . . . . . . . . . . . $674,445    $659,439
  Accumulated depreciation. . . . . . . . . . . . . . . . (498,586)   (481,888)
                                                          $175,859    $177,551

Note 2.  Restructuring

  Loss from operations for the current quarter includes a $35 million provision for estimated expenses resulting from costs associated with a worldwide workforce reduction and the writedown of net book value of fixed assets resulting from the consolidation of certain activities in the European marketplace. The provision relating to the workforce reduction is primarily for salary and benefit continuation and outplacement service.

Note 3.  Income Taxes

  In the first quarter of fiscal 1994, the company adopted Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes". SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Previously, the company used the SFAS 96 asset and liability approach that gave no recognition to future events other than the recovery of assets and settlement of liabilities at their carrying amounts. The implementation of SFAS 109 did not have a material effect on either the company's consolidated financial position or results of operations. The company has a valuation allowance which offsets, in all material respects, gross deferred tax assets existing as of March 26, 1994.

Note 4.  Litigation

  In a previously reported action, in the U.S. District Court for the District of Massachusetts, a jury, on January 28, 1993, awarded the company $52.3 million in damages and related interest from Grumman Systems Support Corporation ("Grumman") for infringing the company's copyrights and misappropriating trade secrets relating to the company's proprietary MV/ADEX diagnostic software. The award includes approximately $15.9 million in pre-judgment interest. On May 13, 1993, Grumman's motion for judgment notwithstanding the verdict and/or for a new trial was rejected. Grumman has appealed and on December 8, 1993, argued its case to the United States First Circuit Court of Appeals. The company will not recognize the award in its financial statements until it is received or assured. The company has deferred legal costs incurred subsequent to the jury verdict in order to match these costs with the award when recognized.

Note 5.  Basis of Presentation

  In the opinion of management, the accompanying unaudited condensed consol-idated financial statements reflect all adjustments, consisting of normal re-curring accruals, considered necessary for a fair presentation. The company's accounting policies are described in the Notes to Consolidated Financial Statements in the company's 1993 Annual Report. The results of operations for the quarter ended March 26, 1994, are not necessarily indicative of the results for the entire fiscal year.